Exhibit 99.1

Company Presentation
February 2014

This presentation contains "forward-looking statements."
These statements include words like "may," "expects,"
"believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking
statements involve known and unknown risks and
uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

Offering Summary
Issuer	BioLineRx Ltd.
Listing/Ticker	NASDAQ: BLRX
Offering Size	Approximately $20 million
Securities Offered	Common Stock (ADSs)
Expected Timing	March 4, 2014
Use of Proceeds	Continued clinical development of lead programs (BL- 8040 and BL-7010) and general corporate purposes
Book-runner	Roth Capital

BioLineRx - General
• Founded in 2003 by Teva and other key players in Israeli Life
 Sciences industry
• Bridge “development gap” for Israeli assets
 – Leverage carefully selected early-stage technology, primarily at academia level, following proof of concept in animals (at a minimum)
 – Invest 3-6 years in asset through to major catalyst
 – Partner the asset (depending on the stage)
 • For commercialization
 • For late-stage clinical development
 • For early and mid-stage co-development
 • Current pipeline of 10 assets, 6 in clinical development
 • Traded on both NASDAQ and TASE under symbol “BLRX”

BioLineRx’s Value Proposition
• Multiple shots on goal
• Several meaningful value inflection points in next 12 months
• Two assets in pivotal studies during next 12 months
• Two pharma assets regulated as devices
• Strategic relationships and access to Israeli technology

Identify promising projects
Conduct Feasibility Testing`
Develop through clinical stages
Partner

Our Proven Business Model
• Strong scientific
 basis
• High chance of
 regulatory approval
• Competitive
 advantage
• Strong IP
• Validate results of
 inventors
• Resolve main
 concerns regarding
 toxicity, CMC, etc.
• Accelerated
 development
 program
• FDA/EMA standards
• Continued clinical
 development, if
 needed
• Regulatory approval
• Commercialization

>2,000 assets screened; 45 entered development; 8 entered clinic; 3 partnered

Efficient Project Development Infrastructure
BD
In-licensing and
Out-licensing
Chemistry Team
(Organic, Analytical,
Bioanalytical,
Formulation)
Expert
Project
Managers
Medical and
Clinical Team
Pre-Clinical
Team
Regulatory
Affairs Team
Intellectual
Property Experts
Multiple
Projects

PROJECT	INDICATION	Pre-Clinical	Phase I	Phase II	Phase III	Partners
LEAD DEVELOPMENT PROGRAMS						
BL-8040	AML					
	Stem cell mobilization					
BL-7010	Celiac disease					
ADDITIONAL DEVELOPMENT PROGRAMS						
BL-5010	Skin lesions					
BL-7040	Inflammatory bowel disease					
BL-9010	Severe asthma/allergies					
PROGRAMS PARTNERED OR IN CO-DEVELOPMENT						
BL-1040	Ventricular remodeling post-AMI	Global out-license to Bellerophon BCM (f/k/a Ikaria)				Bellerophon BCM
BL-8020	HCV and other viral indications	Global collaboration with Genoscience/Panmed				Genoscience/Panmed
BL-8030	Hepatitis C	Collaboration with CTTQ for China				CTTQ
BL-9020	Type 1 diabetes	Collaboration with JHL for China and Southeast Asia				JHL BIOTECH

Main Pipeline Assets

LEAD DEVELOPMENT PROGRAMS

BL-8040:
BEST-IN-CLASS CXCR4
ANTAGONIST FOR
TREATMENT OF
HEMATOLOGICAL
CANCERS

BL-8040 Highlights
• Indications: Acute myeloid leukemia (AML) & other hematological cancers
 – Orphan designation received from FDA for both AML and stem-cell mobilization
• Mode of Action: CXCR4 antagonism
 – CXCR4 over-expressed in >70% of tumors, and correlates with disease severity.
• Status: Phase II trial ongoing
• Product Highlights:
 – Induces apoptosis in cancer cells
 – Mobilizes cancer cells from bone marrow to peripheral blood
 – Sensitizes cancer cells to chemo- and bio-based anti-cancer therapy
 – Safety and mobilization activity demonstrated in Phase I/II study in myeloma patients

AML - Treatment and Unmet Medical Need
• AML is most common acute leukemia in adults
 – Over 60,000 new cases recorded worldwide in 2010, growing to 130,000 by 2020
 – 14,000 cases of AML diagnosed in the US  in 2012
 – Majority of AML patients relapse and require repeated treatment cycles
• AML has poor prognosis - less than 25% five-year survival
 – Over 10,000 fatalities from AML in the US in 2012
• AML treatment regimens have changed little in past 30 years
 – Treatment of AML is based largely on use of older chemotherapeutic drugs induces
tumor cells
mobilization
BL-8040
directly
induces
apoptosis
BL-8040
sensitizes
tumor cells to
other drugs

BL-8040 Mechanism Of Action
 • Binds CXCR4 with high affinity (1-2 nM)
 • Maintains extended inhibition of CXCR4 through long receptor occupancy (>24 hours)
 • Works as inverse agonist of CXCR4
 • Induces apoptosis of tumor cells dependent on CXCR4 for survival
 • Increases sensitivity to anti-cancer agents by mobilizing tumor cells from protective microenvironment
BL-
8040
BL-8040 +
SoC
BL-8040
BL-
8040

Apoptosis Cascade Following BL-8040 Treatment

Up-regulated
Down-regulated

XIAP
Smac/DIABLO
HSP32
Claspin
BCL-2
BCL-X
Reference spot
Cytochrome C
CTRL
BL-8040
HSP70
HSP27
Treatment:
HIF1α
cIAP1
K562 cells (CML) were treated with BL-8040 (20 uM, 24h). Analyzed by WB.
• Down regulation of Bcl-X and Bcl-2 leads to activation of
 BAX/BAK, and the activation of caspases.
• Down regulation of Bcl-2 regulates Cytochrome C and
 Smac/DIABLO release from the mitochondria leading to
 enhanced caspase activity by binding to IAPs.
CXCR4
Bak
Noxa
Active Bak/Bax
Caspase-9 activation
Caspase-3 cleavage
PARP cleavage
Bcl-X/Bcl-2
Smac/DIABLO
Cytochrome C
XIAP/cIAP1
Apoptosis
BL-8040

Current BL-8040 Phase II Study in AML

• Study summary
 – Open-label study under IND carried out at multiple centers in the US and Israel
 – Relapsed or refractory AML patients (up to 50 patients)
• Study design
 – Dose escalation phase - up to 5 escalating doses (0.5-1.5 mg/kg)
 – Expansion phase of safe, efficacious dose group
• Endpoints
 – Safety and tolerability
 – Efficacy
 – Clinical response based on bone marrow biopsy
 – Proportion of AML blasts in peripheral blood and bone marrow
 – Leukemic cell apoptosis in peripheral blood and bone marrow

BL-8040 AML Study Design

Screening
BL-8040
BL-8040 + Chemotherapy [Cytarabine (ARA-C)]
Evaluation of response
  1 2 3 4 5 6 7 ------------------------------------------------------------ 30
Day:
BM biopsy:
BM biopsy
• Completion of AML study expected end of 2014 / beginning of 2015

WBC (k/ul)
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00

Peripheral Blood Leukemic Blasts (k/ul)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00

Day 0
AnnV-/DAPI+
AnnV+/DAPI+
AnnV-/DAPI-
AnnV+/DAPI-
FL9 INT
FL1 INT
Day 3
AnnV-/DAPI+
AnnV+/DAPI+
AnnV-/DAPI-
AnnV+/DAPI-
FL9 INT
FL1 INT
Gate %Gated
All 100.00
AnnV-/DAPI- 92.35
AnnV-/DAPI+ 0.00
AnnV+/DAPI- 7.65
AnnV+/DAPI+ 0.00
Gate %Gated
All 100.00
AnnV-/DAPI- 85.46
AnnV-/DAPI+ 1.49
AnnV+/DAPI- 9.83
AnnV+/DAPI+ 3.22

Partial Results in AML Study
• Safe at all doses tested to date (0.5, 0.75 and 1mg/kg)
• Substantial mobilization of cancer cells from BM to peripheral blood
• Evidence for robust effect of cancer cell death
• Additional information on will be provided at end of dose escalation stage - expected by mid-2014

Peripheral blood
sample apoptosis
assay

Mobilization of Neutrophils
(0.9mg/kg in human)
(0.24mg/kg in human)
Number of Neutrophils
16000
12000
8000
4000
0
0
2 hr
4 hr
8 hr
24 hr

mCXCL12 ng/ml
7
6
5
4
3
2
1
0
Control
2 hr
4 hr
8 hr
24 hr

Viable cells
(% of control)
120
100
80
60
40
20
0
NB4
HL60
-
0.4
4
8
20
40
BL-8040 (µM)
Mozobil (µM)

18

BL-8040 Superiority to Mozobil
Time post BL-8040/Mozobil injection
BL-8040 12 mg/kg
Mozobil 3.2 mg/kg
CXCL12 serum levels
Time post BL-8040/Mozobil injection
BL-8040 0.11
BL-8040 0.167
BL-8040 0.22
Mozobil 0.11
Mozobil 0.167
Mozobil 0.22
Mobilization
Cell Death

A
Proliferation of Ramos cells
Abs: 41.25 nmol/L
Peptides: 100 µmol/L
CPT: 10 µmol/L
% Proliferation
untreated cells = 100%
140
120
Untreated
80
60
40
20
0
MDX-1338, crosslinked
HIgG4 Isotype, crosslinked
Crosslinker only
Anti-CXCL12
mIgG1 Isotype control
AMD3100
BKT140
Camptothecin

Superiority of BL-8040’s Anti-Cancer Effect

*
* Kuhne MR, Clinical Cancer Research, 2012
BL-8040 (formerly BKT140) inhibits proliferation of Ramos cells compared with Mozobil (AMD3100) and BMS-936564 (MDX-1338)

Human primary AML cells (FLT3-ITD)
Human AML cell line MV4-11 (FLT3-ITD)
A
B
% dead cells
% of PI+ cells
C
D
Number of viable cells
- BL8040 AMD ARAC BL8040 + ARAC AMD + ARAC

M. Abraham et al., Unpublished data
BL-8040 is Effective on FLT3 Mutated AML Cells (in-vitro)

*  p<0.05 vs. control
** p<0.05 vs. BL8040 alone
In-vitro effect of BL-8040 or AMD3100 -/+ ARA-C on viability of human AML cells with the FLT3 mutation

Number of alive AML cells in 1 ml of Blood
1.E+06
9.E+05
8.E+05
7.E+05
6.E+05
5.E+05
4.E+05
3.E+05
2.E+05
1.E+05
0.E+00
Control
BL-8040
Day 0
Day 7
% of PI+ AML cells in the blood
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Control
BL-8040
Number of AML cells
7000
6000
5000
4000
3000
2000
1000
0
Control
BL-8040
% of PI AML cells in the BM
70
60
50
40
30
20
10
0
Control
BL-8040

BL-8040 is Effective on FLT3 Mutated AML Cells (in-vivo)
Effect of BL-8040 in NSG mouse model with FLT3-mutated AML cells (MV4-11), in vivo

• Results show:
 – Multiple BL-8040 injections reduced number of AML cells in blood and BM
 – Multiple BL-8040 injections induced apoptosis of AML cells in blood and BM
Day 7
Day 7
Blood
BM
Day 7

Number of AML cells in the blood
Number of hCD45+ cells in BM
3500
3000
2500
2000
1500
1000
500
0
Control
BL-8040
AC220
Number hCD45+ cells in 1 ml blood
7000
6000
5000
4000
3000
2000
1000
0
Day 0
Day 7
Control
BL-8040
AC220

BL-8040 is Effective on FLT3 Mutated AML Cells in
comparison with AC220 (Quizartinib, Ambit)
• Results show:
 – Similar efficacy of BL-8040 and AC220 (FLT-3 targeted therapy) in FLT3-mutated AML model
 – Multiple BL-8040 injections reduced the number of AML cells in blood and BM
Number of AML cells within the BM
*
*
* p<0.05 vs. control
Effect of BL-8040 or AC220 in NSG mouse model with FLT3-mutated AML cells (MV4-11), in vivo

	BL-8040 (BKT-140)	Mozobil (Plerixafor/AMD3100)	BMS-936564 (MDX1338)
Affinity with CXCR4	1-2 nM	84 nM	5nM
MOA	Inverse agonist	Antagonist (partial agonist)	Antagonist
Binding site	Extracellular domains in the CXCR4 receptor	Trans-membrane regions in the CXCR4 receptor	Extracellular domains in the CXCR4 receptor
PK (T1/2 in human)	0.3 - 0.7 hr	~3-5 hr	More than 24hr
Receptor occupancy	More than 24 hr	~2 hr	Not published
Inducing apoptosis in tumor cells	Induces apoptosis in preclinical models. Evidence of remarkable apoptosis in samples from patients administrated with 0.75 and 1 mg/kg (phase II).	None	Demonstrated apoptosis in preclinical models, modest effect in patients (ASH 2013)
Mobilization of Leukemic blasts	6-8 fold increase (6/8 patients, phase IIa)	2.5 fold (A phase I/II study, Blood 2012)	2.1-fold increase (14/24 patients in phase II study, ASH 2013)
Other remarks of BL-8040:
•BL-8040 synergizes with Rituximab and Bendamustine to stimulate Lymphoma cell death in vitro.
•BL-8040 synergize with Bortezomib (Velcade) to stimulate MM cell death in vitro.
•Combination of BL-8040 with Imatinib in CML cells overcomes the protective effect of stroma in vitro.
•BL-8040 alone is highly efficient in eliminating lymphoma cells in the bone marrow and combined with Rituximab significantly reduces tumor load (in vivo).

BL-8040 vs. Competitors

Mobilization of Progenitors
Number of progenitors per 1 ml of blood
4000
3500
3000
2500
2000
1500
1000
500
0
BL-8040 + G-CSF
Mozobil + G-CSF
BL-8040
G-CSF
Mozobil
0
2
4
8
Time after administration (hr)

Additional Study Planned in Stem-Cell Mobilization
• Expected to start in H1 2014; results expected in H2 2014

In-vivo results show that BL-8040 has significantly better stem cell mobilization, as compared with G-CSF and Mozobil

BL-7010:
NOVEL GLIADIN
BINDING POLYMER
FOR
CELIAC DISEASE

BL-7010: Polymeric Binder for Celiac Disease
• Indication: Celiac disease
• Mode of Action: Non-absorbable polymer with high affinity to gliadins
 (immunogenic peptides contained in gluten)
• Status: Phase I/II ongoing
• Product Highlights
 – Prevents pathological damage to small intestine
 – Non-absorbable
 – Non-toxic

Celiac Disease - Large Unmet Medical Need

• 1% of world’s population suffers from celiac disease
 – Number underestimated due to lack of awareness/diagnostic tools
 • Market projected to reach $8 billion by 2019
• No current pharmacological agents approved for celiac
 – Only treatment option is life-long, strict gluten-free diet (GFD)
 – ~50% of celiac patients are symptomatic even with GFD
• Major interest shown by Big Pharma
 – AbbVie recently acquired rights to phase II asset from Alvine for $70 million upfront

BL-7010 Prevents Formation of Gliadin's Immunogenic Peptides

The polymer and
gliadin are excreted
in feces

 Small intestinal damage with loss of
 absorptive villi and hyperplasia of the
 crypts, typically leading to malabsorption
BL-7010
Gluten
Gliadin
Enterocytes
Lymphocytes
Inflammatory Cytokines
APC
Copolymer of sodium
styrene sulfonate (SS)
and 2-hydroxyethyl
methacrylate (HEMA)
Gluten
BL-7010 demonstrates
distinguished specificity
towards gliadin
Prevention of intestinal damage

BL-7010 Maintains Normal Structure of GI
non-sensitized
mice
Gluten-sensitized
mice
Gluten-sensitized
mice + BL-7010
5.96 ± 1.23
Villus-to-crypt ratio
2.58 ± 0.43
4.89 ± 1.51
Model: HLA-DQ8/HCD4 transgenic male mice sensitized to gliadin

Rats	Dose of radioactivity after single dose (% of gavaged dose ± SD)	Dose of radioactivity after a 3-week treatment (% of gavaged dose ± SD)
Blood*	0.09 ± 0.09	0.13 ± 0.02
Organs**	0.99 ± 0.56	0.59 ± 0.24
Urines**	1.82 ± 0.19	1.92 ± 0.15
Feces**	108 ± 56	122 ± 13

* average dose during the experiment
** cumulative dose after 72 h

Preliminary ADME Shows BL-7010 is Excreted in Feces
• [3H]-BL-7010 was given orally to SD rats (single dose and single dose after 21 days of dosing of non-labeled compound)
• Total urine and feces were collected from 0 to 12, 12 to 24, 24 to 36, 36 to 48 and 48 to 72 h after administration
• Blood was sampled at 30 min, 1, 2, 4, 8, 12, 24, 48 and 72 h and the organs were collected (small intestine, colon, liver, kidneys and spleen)
• Radioactivity in blood, urine, feces and organs was assessed

BL-7010 Clinical Program Overview
Two studies in celiac disease patients are planned in 2014:
•Phase I/II study in celiac patients (ongoing)
 – Single and repeated ascending dose study
 – Safety endpoints, no efficacy endpoints
 – Assessment of systemic exposure
 – Top-line results expected in mid-2014
•Efficacy study in celiac patients
 – 6-week repeated oral administration
 – Efficacy endpoints (primary and secondary) and safety endpoints

BL-7010 Phase I/II Study in Celiac Patients
• Part 1: Single ascending administration phase (ongoing)
 – Two alternating cohorts; 8 patients each (6 on BL-7010 and 2 on placebo)
 – Up to 6 escalating administrations
 – Population - well controlled celiac patients = absence of gastrointestinal symptoms, with negative serology for transglutaminase 2 (TG2) and EMA antibodies (IgA)
• Part 2: 14-day repeated administration phase
 – One cohort; 8 patients (6 on BL-7010 and 2 on placebo)
 – Option for adding an additional cohort with different quantity of BL-7010, based on results of first repeated administration cohort

ADDITIONAL SELECTED PROGRAMS

BL-1040:
FIRST-IN-CLASS
MYOCARDIAL IMPLANT
FOR PREVENTION OF
VENTRICULAR REMODELING
FOLLOWING AMI

Out-licensed to Bellerophon
(f/k/a Ikaria) and being
developed as Bioabsorbable
Cardiac Matrix (BCM)

BL-1040 Highlights
• Indication: Cardiac remodeling post-AMI
• Mode of Action: Provides support to ischemic tissue during healing
• Status: CE Mark registration trial - results expected in 2014
• Device designation (including FDA)
• Partnered with Bellerophon BCM (f/k/a Ikaria)
– Total deal structure $282.5 million; $17 million already received; 11-15% royalties
– All program costs funded by Bellerophon BCM
• Market Opportunity: > Billion dollar market*

*Based on a customized survey and report prepared for BioLineRx by Defined Health

Successfully treated
with PCI and stents

No sufficiently effective
treatment for myocardial
damage

Unmet Medical Need
Vessel occlusion
Tissue damage

How Does BL-1040 Work?
Infarct related artery injection
Deposits into infarcted tissue
Upon contact with infarcted tissue, turns from liquid into gel
Gel-like scaffold provides mechanical support to damaged tissue
Transitions to liquid and exits the body within 6 weeks

BL-1040 Prevents Structural Changes
Normal size
left ventricle
Normal LV
wall
Dilated left
ventricle
Thin LV wall
Untreated
BL-1040
Porcine AMI model, day 60

BL-1040
Number
15/11
Date
Conditions:2-8 C
preclinical studies

Promising Results from Pilot Study
• Designated as device by regulatory authorities
 (including FDA)
• Pilot study in Europe - completed January 2010
 – 27 patients, safety and preliminary efficacy in patients with primary MI at high risk for LV remodeling
 • 9 sites: 6 in Germany, 3 in Belgium
• Trial results show
 – No treatment related complications, arrhythmias, elevations in cardiac enzymes or occlusions
 – Comparison to historical data suggests superior efficacy

BL-1040 Pivotal Clinical Development Program
• Pivotal CE Mark Registration trial progressing at full steam
 – ~75 sites currently active in nine countries (including 15 sites in US)
 – Placebo controlled, 306 patients, six-month follow-up
 – Endpoints: End diastolic volume, QLQ, six-minute walk test
 – Results expected in 2014
• US pivotal trial in planning stages
 – Final discussions with FDA
 – Placebo controlled, >1,000 patients, 12-month follow-up

BL-5010:
A NOVEL FORMULATION
FOR NON-SURGICAL
REMOVAL OF SKIN
LESIONS, EMBEDDED
WITHIN NEW APPLICATOR
PEN (BL-5010P) - FOR
TOPICAL USE

BL-5010 Highlights
• Novel formulation for non-surgical removal of skin lesions
• Status: CE mark registration trial to commence in H1 2014
• Product Highlights:
 – Medical device classification in EU
 – Single application office-based treatment
 – Pilot study completed with outstanding results
 • ~97% removal rate; 94% good/excellent cosmetic results
 – State-of-the-art applicator (BL-5010P) developed for streamlined application
 – Short time to market

BL-5010 Roadmap

• Pivotal CE Mark Registration study to commence in H1 2014
 – Bridging study of BL-5010 pen-like applicator in seborrheic keratosis
 – Regulatory submissions have been completed
 – Study results are expected H2 2014
 – Commence CE-mark registration process in H2 2014
 • Clinical study in additional indication to commence in H214
 • US market will be addressed following European approval

BIOLOGICS COLLABORATION

Biologics Collaboration with JHL Biotech
• Collaboration deal inked in January with JHL Biotech for BL-9020, monoclonal antibody for treatment of Type 1 diabetes
 – JHL responsible for manufacturing
 – BioLineRx responsible for pre-clinical activities
 – JHL receives commercialization rights in
   China & South Asia
 – Each party responsible for clinical development in its territory, with data sharing
• JHL Biotech is rising star in development and manufacturing of biologics
 – Top-tier shareholders, such as Kleiner Perkins and Sequoia Capital
 – 2 world-class manufacturing facilities, designed and built in partnership with GE Healthcare
• Collaboration forms basis for development of additional biologics
 – Israel is outstanding source of biologic compounds (especially antibodies)

Anti insulin
NKp46-Ig
Merge
*
*Gur et al., Nature Immunology, 2010

CORPORATE

Financial Summary

• Available cash as of December 31, 2013 - ~$18.2 million
 − Annual burn rate ~$12 million
 − Cash expected to last into mid-2015
• Number of employees - 45
 − Approximately 2/3 with advanced degrees
 • Capital structure (on basis of ADSs)
 − 24.1 million outstanding - basic capital
 − 29.6 million outstanding - fully diluted capital
• Shareholder base approximately 50% US-based

Analyst Coverage

 BioLineRx Ltd. is followed by the analysts listed below:
 Please note that any opinions, estimates or forecasts regarding BioLineRx Ltd.'s performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of BioLineRx Ltd. or its management. BioLineRx Ltd. does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.
Analyst	Firm
Robert Hazlett	Roth Capital Partners, LLC
Raghuram Selvaraju	Aegis Capital Corp.
Robin Davison; Jason Zhang	Edison Investment Research

2014 Major Milestones
BL-5010 (Skin Lesions) pivotal EU study initiation
BL-5010 (Skin Lesions) pivotal EU study results
BL-7010 (Celiac Disease) phase 1/2 top line results
BL-7010 (Celiac Disease) pivotal study initiation
BL-1040 (AMI) pivotal CE mark study results
BL-8040 (AML) phase 2 topline results
BL-9020 (Type 1 Diabetes) collaboration with JHL
√
BL-8040 (AML) phase 2 partial results*
BL-8040 (Stem Cell Mobilization) phase 1 initiation
BL-8040 (Stem Cell Mobilization) phase 1 results
* End of dose escalation phase
BL-7010 (Celiac Disease) phase 1/2 study update*
BL-5010 (Skin Lesions) additional study initiation